NEWS RELEASE

BROOKFIELD HOMES CORPORATION ANNOUNCES PRELIMINARY
RESULTS OF TENDER OFFER
Del Mar, California, November 16, 2005 — (BHS: NYSE) Brookfield Homes Corporation today announced the preliminary results of its tender offer, which expired on November 15, 2005. Based on a preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, approximately 24,258,021 shares of common stock were tendered and not properly withdrawn, including 1,519,678 shares that were tendered through notice of guaranteed delivery and the shares tendered by Brookfield Asset Management Inc. (formerly Brascan Corporation), the major stockholder of Brookfield Homes.
In accordance with the terms of the tender offer, Brookfield Homes expects to purchase approximately 3,000,000 shares at a purchase price of $55.00 per share. Because the number of shares tendered exceeds the number of shares the company expects to purchase, the preliminary proration factor for non-odd lot holders participating in the tender offer is approximately 11.7%.
The number of shares expected to be purchased and the proration factor are preliminary, and subject to verification by the depositary of the proper delivery of all shares tendered and not withdrawn and the number of odd lots included in those deliveries. The actual number of shares to be purchased and the final proration factor will be announced promptly following completion of the verification process. Brookfield Homes will pay for all shares purchased promptly following that time, and return all other shares tendered and not accepted for purchase.
Brookfield Homes Corporation
Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also entitle and develop land for our own communities and sell lots to other homebuilders. Our portfolio includes 30,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; Sacramento; and Washington D.C. Area markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.
Contact Information:
Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com